CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(thousands of Canadian dollars)	September 30, 2010	December 31, 2009
Assets
Current assets
Accounts receivable and other	$174,123	$180,839
Prepaid expenses and deposits	26,216	15,551
Inventories [Note 5]	99,487	86,819
Fair value of risk management contracts [Note 16]	192	-
	300,018	283,209

Deposits	12,574	-
Property, plant and equipment [Note 6]	4,545,159	4,090,653
Goodwill [Note 1]	404,943	404,943
	$5,262,694	$4,778,805

Liabilities and Shareholder’s Equity
Current liabilities
Bank loan [Note 9]	$-	$428,017
Accounts payable and accrued liabilities [Note 7]	248,041	216,563
Current portion of convertible debentures [Note 11]	23,892	182,806
Current portion of 7 7/8% senior notes [Note 10]	-	42,921
Fair value deficiency of risk management contracts [Note 16]	973	2,052
	272,906	872,359

Bank loan [Note 9]	288,700	-
7 7/8% senior notes [Note 10]	216,931	222,456
Convertible debentures [Note 11]	746,028	748,261
Asset retirement obligation [Note 7& 8]	295,333	284,042
Employee future benefits [Note 15]	17,205	17,453
Deferred credit	315	358
Future income tax [Note 14]	181,267	211,188
	2,018,685	2,356,117

Shareholder’s equity
Shareholder’s capital [Note 12]	3,309,536	2,422,688
Deficit	(51,582)	-
Accumulated other comprehensive income	(13,945)	-
	3,244,009	2,422,688
	$5,262,694	$4,778,805
Commitments and contingencies [Note 18]
Subsequent events [Note 19]
See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three Months Ended	Nine Months Ended
(thousands of Canadian dollars)	September 30, 2010	September 30, 2010
Revenue
Petroleum, natural gas, and refined product sales	$985,433	$2,663,048
Royalty expense	(33,698)	(116,655)
	951,735	2,546,393

Expenses
Purchased products for processing and resale	711,823	1,774,174
Operating	112,195	347,283
Transportation and marketing	3,992	11,582
General and administrative	10,161	35,186
Realized losses on risk management contracts [Note 16]	1,277	1,090
Unrealized losses (gains) on risk management contracts [Note 16]	1,038	(1,271)
Interest and other financing charges on short term debt, net	308	1,801
Interest and other financing charges on long term debt	18,350	54,414
Depletion, depreciation, amortization and accretion	134,225	396,452
Currency exchange (gain) loss	(1,974)	6,645
Large corporations tax (recovery) and other taxes	-	(218)
Future income tax (reduction )	(17,581)	(37,630)
	973,814	2,589,508
Net loss for the period	(22,079)	(43,115)

Other comprehensive income
Cumulative translation adjustment	(33,901)	(13,945)
Comprehensive loss for the period	$(55,980)	$(57,060)

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDER’S EQUITY
(UNAUDITED)
As at  September 30, 2010
(thousands of Canadian dollars)

	Shareholder’s Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income

At December 31, 2009	$2,422,688	$-	$-
Issued for cash
January 29, 2010	465,679	-	-
August 20, 2010	47,000	-	-
BlackGold acquisition [Note 4]	374,169	(8,467)	-
Currency translation adjustment	-	-	(13,945)
Net loss	-	(43,115)	-
At September 30, 2010	$3,309,536	$(51,582)	$(13,945)

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(thousands of Canadian dollars)	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2010
Cash provided by (used in)
Operating Activities
Net loss for the period	$(22,079)	$(43,115)
Items not requiring cash
Depletion, depreciation, amortization and accretion	134,225	396,452
Unrealized currency exchange (gain) loss	(2,078)	1,347
Non-cash interest expense and amortization of finance charges	(860)	(5,593)
Unrealized gains (losses) on risk management contracts [Note 16]	1,038	(1,271)
Future income tax (reduction)	(17,581)	(37,630)
Employee benefit obligation	(378)	(247)
Other non-cash items	(57)	(67)
Settlement of asset retirement obligations [Note 8]	(5,796)	(13,813)
Change in non-cash working capital	11,277	2,117
	97,711	298,180

Financing Activities
Issue of common shares, net of issue costs	47,000	512,679
Bank repayments, net	106,124	(139,593)
Redemptions of senior notes	-	(42,262)
Redemptions of convertible debentures	(20)	(156,383)
Change in non-cash working capital	3,670	829
	156,774	175,270

Investing Activities
Additions to property, plant and equipment	(111,769)	(294,754)
Business acquisition [Note 4]	(23,400)	(23,400)
Property acquisitions, net [Note 4]	(123,107)	(153,342)
Construction advance [Note 18h]	(31,141)	(31,141)
Change in non-cash working capital	29,050	23,743
	(260,367)	(478,894)

Change in cash and cash equivalents	$(5,882)	$(5,444)

Effect of exchange rate changes on cash	720	5,444

Cash and cash equivalents, beginning of period	5,162	-

Cash and cash equivalents, end of period	$-	$-

Interest paid	$15,684	$44,397
Large corporation tax and other tax (received) paid, net	$-	$(218)

See accompanying notes to these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Period ended September 30, 2010
(tabular amounts in thousands of Canadian dollars)

1.	Nature of Operations and Structure of the Company

(a)  Nature of Operations
Harvest Operations Corp. is an integrated energy company with petroleum and natural gas operations focused on the operation and further development of assets in western Canada including the BlackGold oilsands asset (“upstream operations”) and a medium gravity sour crude hydrocracking refinery and a retail and wholesale petroleum marketing business both located in the Province of Newfoundland and Labrador (“downstream operations”).

(b)  Structure of the Company
On December 22, 2009, KNOC Canada Ltd. (“KNOC Canada”), a wholly owned subsidiary of Korea National Oil Corporation (“KNOC”), acquired all of the issued and outstanding trust units of Harvest Energy Trust (the “Trust) for $10.00 per unit. The acquisition of all the issued and outstanding trust units of the Trust resulted in a change of control in which KNOC Canada became the sole equity owner of the Trust.

The aggregate consideration for the acquisition of the Trust consists of the following:
Consideration for the acquisition:	Amount
Cash paid to Trust unitholders	$1,822,688
Repayment of debt	600,000
$2,422,688

This acquisition was accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at fair value with the excess of the consideration over the fair value of the identifiable net assets allocated to goodwill.  The following summarizes the allocation of the consideration to the fair value of the Trust’s assets and liabilities:

Amount
Property, plant and equipment	$4,090,653
Inventories	86,819
Goodwill	404,943
Net working capital (deficiency)	(20,531)
Total debt	(1,624,461)
Asset retirement obligations	(284,042)
Future income tax liability	(211,188)
Funding deficiency of pension and other benefit plans	(17,453)
Fair value of risk management contract	(2,052)
$2,422,688

On May 1, 2010, an internal reorganization was completed pursuant to which the Trust was dissolved and the Trust’s wholly owned subsidiary and manager of the Trust, Harvest Operations Corp., was amalgamated with KNOC Canada to continue as one corporation under the name Harvest Operations Corp (“Harvest” or the “Company”). The recorded amounts of Harvest’s assets and liabilities were determined from the existing carrying values of KNOC Canada’s assets and liabilities.

KNOC Canada was incorporated on October 9, 2009 and did not have any results from operations or cash flows in the period from October 9, 2009 to the acquisition date of December 22, 2009 aside from capital injections from Korea National Oil Corporation to finance the purchase of the Trust. As KNOC Canada acquired the Trust on the acquisition date of December 22, 2009, there is no comparative consolidated statement of income (loss) and comprehensive income (loss), statement of changes in shareholder’s equity, or statement of cash flows for the period ended September 30, 2009.

The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition of the Trust and the subsequent reorganization occurred on January 1, 2009:

	Three Months Ended September 30, 2009
(thousands of Canadian dollars)	Harvest Energy Trust	Pro Forma Adjustments	Notes	Pro Forma Harvest Operations Corp.
Revenue
Petroleum, natural gas, and refined product sales	$1,027,648			$1,027,648
Royalty expense	(35,794)			(35,794)
	991,854			991,854
Expenses
Purchased products for processing and resale	731,872	-		731,872
Operating	113,198	867	(f)	114,065
Transportation and marketing	8,186	-		8,186
General and administrative	10,496	-		10,496
Realized gains on risk management contract	(8,046)	-		(8,046)
Unrealized net losses on risk management contract	2,075	-		2,075
Interest and other financing charges on short term debt, net	3,394	(3,431)	(b)(c)	(37)
Interest and other financing charges on long term debt	25,506	(6,801)	(b)(c)	18,705
Depletion, depreciation, amortization and accretion	127,301	6,270	(a)	133,571
Goodwill impairment	677,612	(677,612)	(e)	-
Currency exchange gains	2,450	-		2,450
Large corporations tax (recovery) and other taxes	(530)	-		(530)
Future income tax (reduction )	12,037	(18,648)	(g)	(6,611)
	1,705,551	(699,355)		1,006,196
Net loss for the period	(713,697)			(14,342)
Other comprehensive income
Cumulative translation adjustment	(86,881)	14,422	(h)	(72,459)
Comprehensive loss for the period	$(800,578)	$14,422		$(86,801)

	Nine Months Ended September 30, 2009
(thousands of Canadian dollars)	Harvest Energy Trust	Pro Forma Adjustments	Notes	Pro Forma Harvest Operations Corp.
Revenue
Petroleum, natural gas, and refined product sales	$2,374,468			$2,374,468
Royalty expense	(88,522)			(88,522)
	2,285,946			2,285,946
Expenses
Purchased products for processing and resale	1,436,564	-		1,436,564
Operating	376,045	(46,621)	(f)	329,424
Transportation and marketing	20,803	-		20,803
General and administrative	27,639	-		27,639
KNOC acquisition costs	-	18,393	(d)	18,393
Realized gains on risk management contract	(53,018)	-		(53,018)
Unrealized net losses on risk management contract	27,265	-		27,265
Interest and other financing charges on short term debt, net	5,929	(5,966)	(b)(c)	(37)
Interest and other financing charges on long term debt	85,082	(25,909)	(b)(c)	59,173
Depletion, depreciation, amortization and accretion	403,192	18,018	(a)	421,210
Goodwill impairment	884,077	(884,077)	(e)	-
Currency exchange gains	(6,442)	-		(6,442)
Large corporations tax (recovery) and other tax	(546)	-		(546)
Future income tax (reduction )	1,968	3,574	(g)	5,542
	3,208,558	(922,588)		2,285,970
Net income (loss) for the period	(922,612)			(24)
Other comprehensive income
Cumulative translation adjustment	(157,985)	15,639	(h)	(142,346)
Comprehensive loss for the period	$(1,080,597)	$15,639		$(142,370)

The following are summaries of the significant pro forma adjustments:

a)	Additional depletion, depreciation, amortization and accretion based on the fair value adjustments to property, plant, and equipment.
b)	Adjustment of the interest and other financing charges to reflect the estimated carrying cost of the debt assumed on acquisition.
c)
The terms of the credit facility were amended on December 22, 2009 and again on April 30, 2010.  Pro forma adjustments were made to adjust interest expense to apply the revised terms from the beginning of January 1, 2009.

d)	Adjustment to reflect acquisition related costs that were incurred in the fourth quarter 2009 as if they occurred in the first quarter 2009.
e)	Reversal of goodwill impairment expense recorded by the Trust.
f)	Operating expense was adjusted to reflect KNOC Canada’s capitalization policy on turnaround and catalyst costs.
g)	Taxes have also been adjusted for the effect of the items discussed.
h)	Cumulative translation adjustment has been adjusted for the effect of the above items.

2.	Significant Accounting Policies

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

(a)	Consolidation
These consolidated financial statements include the accounts of Harvest and its subsidiaries.  All inter-entity transactions and balances have been eliminated upon consolidation.

(b)	Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Specifically, amounts recorded for depletion, depreciation, amortization and accretion expense, asset retirement obligations, fair value of risk management contracts, employee future benefits, income taxes and amounts used in the impairment tests for goodwill, inventory and property, plant and equipment are based on estimates.  These estimates include petroleum and natural gas reserves, future petroleum and natural gas prices, future refined product prices, future interest and currency exchange rates and future costs required to develop those reserves as well as other fair value assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be material.

(c)	Revenue Recognition
Revenues associated with the sale of crude petroleum, natural gas, natural gas liquids and refined products are recognized when title passes to customers and payment has either been received or collection is reasonably certain.  Concurrent with the recognition of revenue from the sale of refined products and included in purchased products for resale and processing are associated transportation charges.  Revenues for retail services are recorded when the services are provided.

The sales price of residential home heating fuels and automotive gasoline and diesel within the Province of Newfoundland and Labrador is subject to regulation under the Petroleum Products Act.  The Petroleum Products Pricing Commissioner sets the maximum wholesale and retail prices that a wholesaler and a retailer may charge and sets the maximum mark-up between the wholesale price to the retailer and the retail price to the consumer.  Prices are set biweekly using a price adjustment formula based on an allowable premium with an interruption formula. The full effect of rate regulation is reflected in the product sales revenue as recorded by Harvest.

(d)	Inventories
Inventories are carried at the lower of cost or net realizable value.  The costs of inventory are determined using the weighted average cost method.  The valuation of inventory is reviewed at the end of each month.  The costs of parts and supplies inventories are determined under the average cost method.

(e)	Joint Interest and Partnership Accounting
The subsidiaries of Harvest conduct substantially all of their petroleum and natural gas production activities through joint interests and through partnerships. The consolidated financial statements reflect only Harvest’s proportionate interest in such activities.

(f)	Property, Plant, and Equipment
Upstream Operations
Harvest follows the full cost method of accounting for its petroleum and natural gas activities. All costs of acquiring petroleum and natural gas properties, whether productive or unproductive, related development costs, and overhead charges directly related to these activities, are capitalized and accumulated in one cost centre.  Major capital maintenance projects are capitalized but general maintenance and repair costs that do not extend or enhance the recoverable reserves are charged against income.

Proceeds from the sale of petroleum and natural gas properties are applied against capital costs.  Gains and losses are not recognized on the disposition of petroleum and natural gas properties unless that disposition would alter the rate of depletion and depreciation by 20% or more.

Provision for depletion and depreciation of petroleum and natural gas assets is calculated using the unit-of-production method, based on proved reserves net of royalties as evaluated by independent petroleum engineers.  The cost basis used for the depletion and depreciation provision is the capitalized costs of petroleum and natural gas assets including undeveloped property plus the estimated future development costs of proved undeveloped reserves.  Reserves are converted to equivalent units on the basis of six thousand cubic feet of natural gas to one barrel of petroleum, reflecting the approximate relative energy content.

Harvest places a limit on the aggregate carrying amount of property, plant and equipment associated with petroleum and natural gas activities which may be amortized to depletion and depreciation in future periods.  Impairment is recognized when the carrying amount of the petroleum and natural gas assets exceeds the sum of the undiscounted future cash flows expected from the proved reserves.

To recognize impairment, Harvest would then measure the amount of impairment by comparing the carrying amounts of the petroleum and natural gas assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves using the risk-free discount rate.  Any excess carrying amount above the net present value of Harvest’s future cash flows would be a permanent impairment and reflected as a charge to net income for the period.

Present value of cash flows are calculated based on future price estimates, adjusted for Harvest’s contractual arrangements related to pricing and quality differentials.

The cost of unproved properties is excluded from the impairment test calculation described above and subject to a separate impairment test.  An impairment of unproved properties is recognized when the cost base exceeds the fair value determined by a reference to market prices, historical experience or a third party independent evaluation.

Downstream Operations
Property, plant and equipment related to the refining assets are recorded at cost.  Depreciation of recorded cost less salvage value is provided on a straight-line basis over the estimated useful life of the assets as set out below.  Any gains or losses on disposal of individual assets are recognized in the year of disposal.

Asset	Period
Refining and production plant:
Processing equipment	5 – 35 years
Structures	15 – 20 years
Catalysts	2 – 8 years
Tugs	25 years
Vehicles	2 – 7 years
Office and computer equipment	3 – 5 years

General maintenance and repair costs, including major maintenance activities, are expensed as incurred. Major replacements and capital maintenance projects such as turnaround costs are capitalized.  Improvements that increase or prolong the service life or capacity of an asset are capitalized.

Property, plant and equipment related to refining assets are tested for recovery whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.  Property, plant and equipment related to refining assets are not recoverable if their carrying amounts exceed the sum of the undiscounted cash flows expected to result from their use and eventual disposition.  If property, plant and equipment related to refining assets are not recoverable, an impairment loss is recognized in an amount by which their carrying amount exceeds their fair value, with fair value determined based on discounted estimated net cash flows.

(g)	Capitalized interest
Interest on major development projects are capitalized until the project is complete using the weighted-average interest rate on all of Harvest’s borrowings. Capitalized interest cannot exceed the actual interest incurred.

(h)	Goodwill
Goodwill is recognized when the purchase price of an acquired business exceeds the fair value of the net identifiable assets and liabilities of the acquired business.  Goodwill is carried at cost less impairment and is not amortized.  The carrying amount of goodwill is assessed for impairment annually at year-end or more frequently if events occur that could result in an impairment.  The goodwill impairment test is a two step test.  In the first step, the carrying amount of the assets and liabilities, including goodwill, is compared to the fair value of the reporting unit.  The fair value of a reporting unit is determined by calculating the present value of the expected future cash flows from the reporting unit.  If the fair value is less than the carrying amount of the reporting unit, a potential impairment of goodwill may exist requiring the second test to be performed.  Impairment is measured by allocating the fair value of the reporting unit, as determined in the first test, over the fair value of the identifiable assets and liabilities.  The excess of the fair value of the reporting unit over the fair value of the identifiable assets and liabilities represents the fair value of goodwill.  The excess of the book value of goodwill over this implied fair value is then recognized as an impairment and charged to income in the period in which it occurs.

(i)	Asset Retirement Obligations
Harvest recognizes the fair value of any asset retirement obligations as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and normal use of the assets.  Harvest uses a credit-adjusted risk free discount rate to estimate this fair value.  The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using the method described under “Property, Plant and Equipment”.  Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each subsequent period to reflect the passage of time and changes in the timing and amount of estimated future cash flows underlying the obligation.  Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

(j)	Income Taxes
Harvest follows the asset and liability method of accounting for income taxes.  Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted or substantively enacted income tax rates.  The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs.  A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

(k)	Employee Future Benefits
Harvest’s Downstream operations maintains a defined benefit plan and provides certain post-retirement health care benefits, which cover the majority of its employees and their surviving spouses.
(i)	Defined Contribution Plan
Under the defined contribution plan, Harvest’s annual contribution of each participating employee’s pensionable earnings is as follows:

Employee category	June 30, 2010	December 31, 2009
Permanent	5.0%	5.0%
Part-time	2.5%	2.5%

The cost associated with the defined contribution plan is expensed as incurred.

(ii)	Defined Benefit Plans
The cost of providing the defined benefits and other post-retirement benefits is actuarially determined based upon an independent actuarial valuation using management’s best estimates of discount rates, rate of return on plan assets, rate of compensation increase, retirement ages of employees, and expected health care costs.  The cost of pensions earned by employees is actuarially determined using the projected benefit method prorated on credited service.  Funding of the defined benefit pension plans complies with Canadian federal and provincial regulations, and requires contributions to the plans be made based on independent actuarial valuation.  Pension plan assets are measured at fair values with the difference between the fair value of the plan assets and the total employee benefit obligation recorded on the balance sheet.  For the purpose of calculating the expected return on assets, the fair value of the plan assets is used.

The defined benefit plans provide benefits based on length of service and the best five years of the last ten years’ average earnings.  There is no recognition or amortization of actuarial gains or losses less than 10% of the greater of the accrued benefit obligations and the fair value of plan assets for the defined benefit pension plans.  Actuarial gains and losses over 10% are amortized over the average remaining service period of the plan participants.  Actuarial gains or losses related to the other post-retirements benefits are recognized in income immediately.  Past service costs are amortized on a straight-line basis over the expected average remaining service life of plan participants.

(l)	Currency Translation
Monetary assets and liabilities denominated in a currency other than Canadian dollars are translated at the rate of exchange in effect at the balance sheet date.  Revenues and expenses denominated in a foreign currency are translated at the monthly average rate of exchange.  Translation gains and losses are included in income in the period in which they arise.

Harvest’s investment in its downstream operations, which is considered a self-sustaining operation with a U.S. dollar denominated functional currency, is translated using the current rate method.  Gains and losses resulting from this translation are recorded in the cumulative translation adjustment in accumulated other comprehensive income.

(m)	Financial Instruments
Harvest classifies cash and price risk management contracts as held-for-trading and measures these instruments at fair value each reporting period.  The remainders of Harvest’s financial instruments are measured at amortized cost.

Transaction costs relating to financial instruments classified as held for trading are expensed in net income in the period that they are incurred.  Harvest has elected to add all other transaction costs that are directly attributable to the acquisition or issue of a financial asset or liability to the amount of the financial asset or liability that is recorded on initial recognition.

3.	New Accounting Policies

Future Accounting Changes
Business Combinations, Consolidated Financial Statements and Non-Controlling Interests
The CICA Handbook Section 1582 ‘‘Business Combinations’’ is effective for business combinations with an acquisition date after January 1, 2011. This standard was amended to require additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure. Adopting the standard is expected to have a material effect on the way the Company accounts for future business combinations. Entities adopting Section 1582 will also be required to adopt CICA Handbook Sections 1601 ‘‘Consolidated Financial Statements’’ and 1602 ‘‘Non-Controlling Interests’’. These standards will require non-controlling interests to be presented as part of Shareholder’s Equity on the balance sheet. In addition, the income statement of the controlling parent will include 100 per cent of the subsidiary’s results and present the allocation between the controlling and non-controlling interests. These standards will be effective January 1, 2011, with early adoption permitted; Harvest has not elected to early adopt these standards.  The changes resulting from adopting Section 1582 will be applied prospectively and the changes from adopting Sections 1601 and 1602 will be applied retrospectively.

International Financial Reporting Standards (“IFRS”)
In February 2008, the CICA Accounting Standards Board (“ASB”) announced that Canadian public reporting issuers will be required to report under International Financial Reporting Standards (“IFRS”) commencing January 1, 2011 which will require comparative IFRS information for the 2010 year end.  Harvest will begin reporting under IFRS as of January 1, 2011, but given the current stage of the Company’s IFRS project the full impact of adopting IFRS on Harvest’s financial position and future results can not be determined.

4.	Acquisitions

(a)	Petroleum and natural gas assets

On September 30, 2010, Harvest acquired a package of petroleum and natural gas assets which included the remaining 40% interest in Red Earth Partnership for total cash consideration of $146.2 million.  As a result of the acquisition, $161.3 million was added to property, plant and equipment, $7.4 million to asset retirement obligations and $7.7 million to future income tax liability.

The results of operations of this acquisition will be included in the consolidated financial statements as of the acquisition date. The total production from this acquisition is approximately 2,300 boe/day.

(b)	BlackGold oil sands project

On August 6, 2010, Harvest closed on the acquisition of the BlackGold oil sands project (“BlackGold”) from KNOC for $374 million, representing the fair value of the oil and gas assets acquired as determined by an independent valuation; the acquisition was financed with the issuance of shares to KNOC. As KNOC is the sole shareholder of Harvest, they will be retaining control over BlackGold; given there is no substantive change in the ownership interest of the BlackGold assets, these assets have been recorded at the existing carrying values as previously recorded by KNOC.

The following amounts were added to Harvest’s balance sheet at August 6, 2010:

Amount ($000's)

Current assets	500
Property, plant and equipment	365,212
Long-term liabilities	(10)
Common shares	(374,169)
Deficit	8,467

KNOC has injected sufficient capital into Harvest to cover the project development for the remainder of 2010. The first transaction closed in the quarter with the issuance of 4.7 million shares at a price of $10.00 per share for total cash consideration of $47 million; on October 25, 2010 Harvest issued an additional 3.87 million shares for $38.7 million.

5.	Inventories

	September 30, 2010	December 31, 2009
Petroleum products
Upstream – pipeline fill	$1,204	$1,183
Downstream	93,755	81,240
	94,959	82,423
Parts and supplies	4,528	4,396
Total inventories	$99,487	$86,819

For the three and nine month periods ended September 30, 2010, Harvest recognized reversals of inventory impairments of $0.8 million and inventory impairments of $2.5 million respectively in its downstream operations. Such write-down and recoveries amounts are included as costs in “Purchased products for processing and resale” in the consolidated statements of income (loss).

6.	Property, Plant and Equipment

	September 30, 2010			December 31, 2009
	Upstream	Downstream	Total	Upstream	Downstream	Total
Cost	$3,805,848	$1,127,172	$4,933,020	$2,976,911	$1,113,742	$4,090,653
Accumulated depletion and depreciation	(327,520)	(60,341)	(387,861)	-	-	-
Net book value	$3,478,328	$1,066,831	$4,545,159	$2,976,911	$1,113,742	$4,090,653

General and administrative costs of $5.5 million and $10.5 million have been capitalized during the three and nine month periods ended September 30, 2010.

All costs, except those associated with major spare parts inventory, assets under construction and major development projects, are subject to depletion and depreciation at September 30, 2010 including future development costs of $386.7 million.  At September 30, 2010, the following costs were excluded from the asset base subject to depreciation, depletion and amortization:  Downstream major parts inventory of $6.6 million, Downstream assets under construction of $60.1 million and Upstream BlackGold oil sands project assets of $367.9 million.

7.	Accounts Payable and Accrued Liabilities

	September 30, 2010	December 31, 2009
Trade accounts payable	$78,243	$71,309
Accrued interest	17,359	16,530
Other accrued liabilities	136,802	117,538
Current portion of asset retirement obligation	15,637	11,186
Total	$248,041	$216,563

8.	Asset Retirement Obligation

Harvest’s asset retirement obligations result from its net ownership interest in petroleum and natural gas assets including well sites, gathering systems and processing facilities and the estimated costs and timing to reclaim and abandon them. Harvest estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $1,262 million which will be incurred between 2010 and 2060.  A credit-adjusted risk-free discount rate of 8% - 10% and inflation rate of approximately 2% were used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	September 30, 2010	December 31, 2009
Balance, beginning of year	$295,228	$277,318
Incurred on business acquisition of a private corporation	-	1,411
Liabilities incurred	1,077	1,351
Revision of estimates	-	7,219
Net liabilities acquired (settled) through acquisition (disposition)	9,694	(2,538)
Liabilities settled	(13,813)	(14,270)
Accretion expense	18,784	24,737
Balance, end of year(1)	$310,970	$295,228
(1) Current portion of the asset retirement obligation is included in accounts payable and accrued liabilities [Note 7]

Harvest has undiscounted asset retirement obligations of approximately $14.9 million relating to the refining and marketing assets.  The fair value of this obligation cannot be reasonably determined because the assets currently have an indeterminate life.

9.	Bank Loan

At the time of the purchase of the Trust by KNOC Canada on December 22, 2009, the Trust had renegotiated a temporary credit facility of $600 million with the maturity date of April 30, 2010.  On April 30, 2010, Harvest entered into an amended and extended credit facility maturing April 30, 2013 and the facility was reduced from $600 million to $500 million.  Harvest continues to pay a floating interest rate, which is determined by a grid based on the Company’s secured debt (excluding 7 7/8% senior notes and convertible debentures) to earnings before interest, taxes, depletion, amortization and other non-cash items (“EBITDA”).  The minimum rate charged in the grid is 200 bps over bankers’ acceptance rates as long as Harvest’s secured debt to EBITDA ratio remains below or equal to one.

The credit facility is secured by first floating charge over all of the assets of Harvest's operating subsidiaries plus a first mortgage security interest on the downstream operation’s refinery assets.  The most restrictive covenants of Harvest’s credit facility include an aggregate limitation of $25 million on financial assistance and/or capital contributions to parties other than those included in the first floating charge, a limitation to carrying on business in countries that are not members of the Organization of Economic Co-operation and Development and a limitation on the payment of distributions to shareholders in certain circumstances such as an event of default.  The credit facility requires standby fees on undrawn amounts and interest on amounts borrowed at varying rates depending on Harvest's ratio of secured debt (excluding the 7 7/8% senior notes and convertible debentures) to its EBITDA.  In addition to the availability under this facility being limited by the Borrowing Base Covenant of the 7 7/8% senior notes described in Note 10, availability is subject to the following quarterly financial covenants:

	Covenant	As at September 30, 2010
Secured debt to EBITDA	3.0 to 1.0 or less	0.6
Total debt to EBITDA	3.5 to 1.0 or less	2.6
Secured debt to Capitalization	50% or less	7%
Total debt to Capitalization	55% or less	29%

Harvest’s bank debt is recorded net of transaction costs; at September 30, 2010, $291.6 million was drawn from the $500 million available under the credit facility ($428.0 million drawn from the $600 million available at December 31, 2009).
For the three and nine months ended September 30, 2010, cash interest charges on bank loans aggregated to $1.1 million and $2.8 million, reflecting an average interest rate of 2.9% and 1.85%.

10.	7 7/8% senior notes

On October 14, 2004, Harvest Operations Corp., a wholly owned subsidiary of the former Trust, issued US$250 million of 7 7/8% senior notes for cash proceeds of $311,951,000.  The 7 7/8% senior notes are unsecured, require interest payments semi-annually on April 15 and October 15 each year, mature on October 15, 2011 and are unconditionally guaranteed by Harvest and all of its wholly-owned subsidiaries.  Prior to maturity, redemptions are permitted as follows:

•	After October 15, 2009 at 101.969% of the principal amount
•	After October 15, 2010 at 100% of the principal amount

The 7 7/8% senior notes indenture contains a change of control provision that required Harvest Operations Corp. to commence an offer to repurchase the 7 7/8% senior notes at a price of 101% of the principal amount plus accrued interest within 30 days of a change of control event, as defined in the indenture.  On December 22, 2009, concurrent with the acquisition of 100% of the Trust by KNOC Canada, the change of control provision was triggered and on January 20, 2010 Harvest Operations Corp. made an offer, which expired on February 16, 2010, to purchase 100 7 7/8% senior notes for cash consideration of 101% of the principal amount thereof plus the accrued and unpaid.  As a result of the offering, US$40.4 million principal amount was redeemed.

There are also covenants restricting, among other things, the sale of assets and the incurrence of additional indebtedness if such issuance would result in an interest coverage ratio, as defined, of less than 2.5 to 1.  Notwithstanding the interest coverage ratio limitation, the incurrence of additional indebtedness under the credit facilities may be limited by the borrowing base covenant and certain other specific circumstances. The borrowing base covenant restricts Harvest’s incurrence of secured indebtedness to an amount less than 65% of the present value of the future net revenues from its proven petroleum and natural gas reserves discounted at an annual rate of 10%. In addition, the covenants of the senior notes restrict the amount of dividends Harvest can pay to shareholders; no dividends have been paid during the nine months period ended September 30, 2010.

On September 17, 2010 Harvest issued an Offer To Purchase And Consent Solicitation Statement (the “Offer”) to purchase any and all of the outstanding 77/8% senior notes and solicit consent for amendments of the related indenture. Harvest offered US$983.50 for each US$1,000 principal amount of notes tendered; in addition, for consent to the amendments of the indenture a payment of US$20.00 was offered for each US$1,000 principal amount of notes tendered by September 30, 2010. On October 4, 2010, all conditions of the tender offer were met and Harvest accepted the offer and redeemed US$178.3 million of the US$209.6 million principal amount outstanding for total consideration of $179.0 million. Harvest also called the remaining notes for redemption at par under the terms of the amended indenture; the remaining $31.3 million principal amount was redeemed on October 19, 2010.

11.	Convertible debentures

Harvest has five series of convertible unsecured subordinated debentures outstanding (the “convertible debentures”).  Interest on the debentures is payable semi-annually in arrears in equal installments on dates prescribed by each series.

As a result of the Trust’s acquisition, the debentures are no longer convertible into units but investors would receive $10.00 for each unit notionally received based on each series conversion rate.  Because every series of debentures carry a conversion price that exceeds $10.00 per unit, it is assumed that no investor would exercise their conversion option.
The debentures may be redeemed by Harvest at its option in whole or in part prior to their respective redemption dates.  The redemption price for the first redemption period is at a price equal to $1,050 per debenture and at $1,025 per debenture during the second redemption period.  Any redemption will include accrued and unpaid interest at such time.

The following is a summary of the five series of convertible debentures:

Series	Conversion price / share	Maturity	First redemption period	Second redemption period
6.5% Debentures Due 2010	$31.00	Dec. 31, 2010	Jan. 1/09-Dec. 31/09	Jan. 1/10-Dec. 30/10
6.40% Debentures Due 2012(1)	$46.00	Oct. 31, 2012	Nov. 1/08-Oct. 31/09	Nov. 1/09-Oct. 31/10
7.25% Debentures Due 2013(1)	$32.20	Sept. 30, 2013	Oct. 1/09-Sept. 30/10	Oct. 1/10-Sept. 30/11
7.25% Debentures Due 2014(1)	$27.25	Feb. 28, 2014	Mar. 1/10-Feb. 28/11	Mar. 1/11-Feb. 29/12
7.5% Debentures Due 2015(1)	$27.40	May 31, 2015	Jun. 1/11-May 31/12	Jun. 1/12-May 31/13
(1) These series of convertible debentures may also be redeemed by Harvest at a price of $1,000 per debenture after the second redemption period until maturity.

The following table summarizes the face value, carrying amount and fair value of the Convertible Debentures:

	September 30, 2010			December 31, 2009
	Face Value	Carrying Amount	Fair Value	Face Value	Carrying Amount	Fair Value
6.5% Debentures Due 2010	23,810	23,892	24,072	37,062	37,562	37,562
6.40% Debentures Due 2012	106,796	107,640	108,184	174,626	176,460	176,460
7.25% Debentures Due 2013	330,548	335,156	339,638	379,256	385,703	385,703
7.25% Debentures Due 2014	60,050	60,908	62,092	73,222	74,467	74,467
7.5% Debentures Due 2015	236,579	242,324	246,752	250,000	256,875	256,875
	$757,783	$769,920	$780,738	$914,166	$931,067	$931,067

The “change of control” provision included within the convertible debentures’ indentures required Harvest to make an offer to purchase 100% of the outstanding convertible debentures for cash consideration of 101% of the principal amount thereof plus accrued and unpaid interest.  Harvest made these offers on January 20, 2010 and by March 4th all of the offers had expired.  The following redemptions were made:
•	6.5% Debentures due 2010 – $13.3 million principal amount tendered leaving a principal balance of $23.8 million outstanding
•	6.4% Debenture due 2012 – $67.8 million principal amount tendered leaving a principal balance of $106.8 million outstanding
•	7.25% Debentures due 2013 – $48.7 million principal amount tendered leaving a principal balance of $330.5 million outstanding
•	7.25% Debentures due 2014 – $13.2 million principal amount tendered leaving a principal balance of $60.1 million outstanding
•	7.5% Debentures due 2015 – $13.4 million principal amount tendered leaving a principal balance of $236.6 million outstanding

12.	Shareholder’s Capital

(a)  Authorized
The authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

(b)  Number of Common Shares Issued
Outstanding at October 8, 2009	-
Common share issue to KNOC on incorporation at $1 per share	1
Common shares issued to KNOC at $10.00 per share to fund Trust acquisition	242,268,801
Outstanding at December 31, 2009	242,268,802
Common shares issued to KNOC at $10.00 per share to fund debt repayment	46,567,852
Common shares issued to KNOC at $10.00 per share for BlackGold consideration [Note 4]	37,416,913
Common shares issued to KNOC at $10.00 per share to fund BlackGold project development	4,700,000
Outstanding at September 30, 2010	330,953,567

13.	Capital Structure

Harvest considers its capital structure to be its credit facilities, senior notes, convertible debentures and shareholder’s equity.
	September 30, 2010	December 31, 2009
Bank debt	$291,602	$428,017
7 7/8% senior notes (US$209.6 million) (1)	215,643	262,750
Principal amount of convertible debentures	757,783	914,166
Total Debt	1,265,028	1,604,933
Shareholder’s equity	3,244,009	2,422,688
Total capitalization	$4,509,037	$4,027,621
(1)      Face value converted at the period end exchange rate.

Harvest’s primary objective in its management of capital resources is to have access to capital to fund its financial obligations as well as future growth. Harvest monitors its capital structure and makes adjustments according to market conditions to remain flexible while meeting these objectives. Accordingly, Harvest may adjust its capital spending programs, issue equity, issue new debt or repay existing debt.

Harvest evaluates its capital structure using the following non-GAAP financial ratios: bank debt to twelve month trailing EBITDA; secured debt to net present value of the Company’s proved petroleum and natural gas reverses discounted at 10%; and total debt to total debt plus shareholder’s equity.  These ratios are also included in the externally imposed capital requirements per the Company’s credit facility, senior notes and convertible debentures; Harvest was in compliance with all debt covenants at September 30, 2010.

14.	Income Taxes

The future income tax (“FIT”) provision reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities of the legal entities of Harvest and their corresponding income tax bases as at that date.  Changes in the temporary differences are reflected in FIT expense (recovery).

 As KNOC Canada acquired the Trust, the opening FIT liability is calculated as part of the purchase price allocation recorded at that date.  The opening FIT liability of $211.2 million represents a tax liability based on the excess book over tax value of net assets and the related tax impact is calculated at corporate tax rates applicable to the relevant province.

At the end of the nine months ended September 30 2010, Harvest had a net FIT liability of $181.3 million comprised of a $82.3 million FIT liability for the Downstream corporate entities and $99.0 million FIT liability for the Upstream entities.

FIT liability (asset)
Opening FIT Liability, January 1, 2010 (from PPA)	211,188
Ending FIT Liability, September 30, 2010	181,267
29,921
Consists of:
FIT recovery for period ended September 30, 2010	(37,630)
FIT liability associated with partnership acquisition	7,709
Total	(29,921)

The provision for future income taxes varies from the amount that would be computed by applying the relevant Canadian income tax rates to reported income before taxes as follows:

For the nine months ended September 30, 2010
Income (loss) before taxes	$(80,963)
Combined Canadian Federal and Provincial statutory income tax rate	28.25%
Computed income tax expense (recovery) at statutory rates	(22,872)
Increased expense (recovery) resulting from the following:
Difference between current and expected tax rates	(11,312)
Non-taxable portion of capital (gain) loss	(955)
Non-deductible expenses	(2,491)
FIT expense (recovery)	$(37,630)

The components of the FIT liability /(asset) are as follows:

	September 30, 2010	December 31, 2009
Net book value of petroleum and natural gas assets in excess of tax pools	$556,226	$559,063
Asset retirement obligation	(79,880)	(75,784)
Net unrealized gains related to risk management contracts and currency exchange positions – current	(1,064)	(3,248)
Net unrealized losses related to risk management contracts and currency exchange positions – long-term	7,681	6,681
Non-capital loss carry forwards for tax purposes	(298,230)	(274,067)
Deferral of taxable income in partnership	-	681
Future employee retirement costs	(3,570)	(2,094)
Working capital and other items	104	(44)
FIT liability (asset), net	$181,267	$211,188

The expiry dates on the consolidated non-capital losses are as follows:

Year of Expiry
2013	$9,768
2014	40,411
2023	366
2024	902
2025	97,444
2026	40,698
2027	457,336
2028	353,884
2029	289,987
Consolidated non-capital losses	$1,290,796

15.	Employee Future Benefit Plans

The measurement of the accrued benefit obligation and annual expense for the defined benefit plans requires actuarial calculations and several assumptions. These assumptions are as follows:

	September 30, 2010		December 31, 2009
	Pension Plans	Other Benefit Plans	Pension Plans	Other Benefit Plans

Discount rate	5.5%	5.5%	5.5%	5.5%
Expected long-term rate of return on plan assets	7.0%	-	7.0%	-
Rate of compensation increase	3.5%	-	3.5%	-
Employee contribution of pensionable income	6.0%	-	6.0%	-
Annual rate of increase in covered health care benefits	-	8%	-	9%
Expected average remaining service lifetime (years)	12.0	10.3	12.2	10.5

The assets of the defined benefit plan are invested and maintain the following asset mix:

	Percentage of Plan Assets
Asset Category	September 30, 2010	December 31, 2009

Bonds/fixed income securities	31%	31%
Equity securities	69%	69%

Total cash payments for employee future benefits, consisting of cash contributed by Harvest to the pension plans and other benefit plans was $2.4 million for the period ended September 30, 2010; expected remaining contributions in 2010 are $1.7 million for the pension plans and $0.1 million for the other benefit plan.

The expected long-term rates of return are estimated based on many factors, including the expected forecast for inflation, risk premiums for each class of asset, and current and future financial market conditions.

The defined benefit pension plans were subject to an actuarial valuation on December 31, 2009, and the next valuation report will be as at December 31, 2010. The post-retirement health care benefits plan was last subject to an actuarial valuation on December 31, 2009.

	September 30, 2010
	Pension Plans	Other Benefit Plans

Employee benefit obligation, beginning of year	$56,476	$7,047
Current service costs	1,641	218
Interest	2,450	298
Actuarial (gains)/losses	1,170	102
Benefits paid	(1,250)	(287)
Employee benefit obligation, end of year	60,487	7,378

Fair value of plan assets, beginning of year	46,070	-
Actual return (loss) on plan assets	2,472	-
Employer contributions	2,198	185
Employee contributions	1,170	102
Benefits paid	(1,250)	(287)
Fair value of plan assets, end of year	50,660	-
Funded status and carrying amount	$(9,827)	$(7,378)

	September 30, 2010	December 31, 2009
Summary:
Pension plans	$9,827	$10,406
Other benefit plans	7,378	7,047
	$17,205	$17,453

Estimated pension and other benefit payments to plan participants which reflect expected future service, expected to bepaid from 2010 to 2019, are as follows:

	Pension Plans	Other Benefit Plans

2010	$417	$96
2011	1,926	543
2012	2,145	655
2013	2,419	786
2014	2,887	943
2015 to 2019	21,663	7,303
Total	$31,457	$10,326

The table below shows the components of the net benefit plan expense:

	September 30, 2010
	Three Months Ended		Nine Months Ended
	Pension Plans	Other Benefit Plans	Pension Plans	Other Benefit Plans

Current service cost	$547	$72	$1,641	$218
Interest costs	817	100	2,450	298
Expected return on assets	(824)	-	(2,472)	-
Amortization of net actuarial gains	-	-	-	-
Net benefit plan expense	$540	$172	$1,619	$516
A 1% change in the expected health care cost trend rate would have the following annual impacts as at September 30, 2010:

	1% Increase	1% Decrease
Impact on post-retirement benefit expense	$1	$(2)
Impact on projected benefit obligation	16	(25)

16.	Financial Instruments and risk management contracts

Financial instruments of Harvest consist of cash, accounts receivable, deposits, accounts payable and accrued liabilities, bank loan, risk management contracts, convertible debentures and the 7 7/8% senior notes. The carrying value and fair value of these financial instruments at September 30, 2010 is disclosed below by financial instrument category, as well as any related gains or losses and interest income or expense for the nine months ended September 30, 2010:

	Carrying Value		Fair Value	Gains/ (Losses)		Interest Income/ (Expense)		Other Income/ (Expense)
Loans and Receivables
Accounts receivable	$174,123		$174,123	$-		$81	(2)	$-
Liabilities Held for Trading
Net fair value of risk management contracts	781		781	181	(3)	-		-
Other Liabilities
Accounts payable	248,041		248,041	-		-		-
Bank loan	288,700		291,602	-		(4,712	)(4)	-
7 7/8% Senior Notes	216,931	(1)	216,586	-		(12,377	)(4)	-
Convertible Debentures	$769,920		$780,738	$-		$(39,126	)(4)	$-
(1)	The face value of the 7 7/8% Senior Notes at September 30, 2010 is $215.6 million (U.S. $209.6 million).
(2)	Included in petroleum, natural gas, and refined product sales in the statement of income and comprehensive income.
(3)	Included realized and unrealized gains on risk management contracts in the statement of income and comprehensive income.
(4)
Included in interest and other financing charges on short term/long term debt in the statement of income and comprehensive income. The non-cash interest expense/income relating to the accretion of premiums, discounts or transaction costs that are netted against these liabilities is included in non-cash interest in the statement of cash flows.

(a)  Fair Values
Due to the short term nature of accounts receivable, deposits, accounts payable, their carrying values approximate their fair values. The risk management contracts are recorded on the balance sheet at their fair value; accordingly, there is no difference between fair value and carrying value. The bank loan, 77/8% senior notes and convertible debentures are recorded at amortized cost; the fair value of the bank loan is the amount drawn at the balance sheet date and the fair values of the convertible debentures and the 77/8% senior notes are based on quoted market prices as at the balance sheet date.

Harvest’s financial assets and liabilities recorded at fair value have been classified according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.
Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

Harvest’s cash and risk management contracts have been assessed on the fair value hierarchy described above; cash is classified as Level 1 and risk management contracts as Level 2.

(b)  Risk Management Contracts
At September 30, 2010, the fair value deficiency reflected on the balance sheet for all the risk management contracts outstanding at that date was approximately $0.8 million (December 31, 2009 – fair value deficiency of $2.1 million).

The following is a summary of Harvest’s risk management contracts outstanding, along with their fair value at June 30, 2010:

Electricity Price Risk Management
Quantity	Type of Contract	Term	Average Price	Fair value
25 MWh	Electricity price swap contracts	Jan. 10 – Dec. 10	Cdn $59.22	$(664)
25 MWh	Electricity price swap contracts	Jan. 11 – Dec. 11	Cdn $47.61	$(309)
Total				$(973)

Foreign Exchange Risk Management
Quantity	Type of Contract	Term	Price	Fair value
US$100,000,000	Forward	October 4, 2010	$1.03098	$192

For the three and nine months ended September 30, 2010, the total unrealized gain or loss recognized in the consolidated statement of income and comprehensive income on the change in fair value of risk management contracts was $1.0 million loss and $1.3 million gain.  The realized gains and losses on all risk management contracts are included in the period in which they are incurred.

(c)  Risk Exposure
Harvest is exposed to market risks resulting from fluctuations in commodity prices, currency exchange rates and interest rates in the normal course of operations.  Harvest is also exposed, to a lesser extent, to credit risk on accounts receivable and counterparties to price risk management contracts and to liquidity risk relating to the Company’s debt.

(i.)	Credit Risk
Upstream Accounts Receivable
Accounts receivable in Harvest’s upstream operations are due from crude oil and natural gas purchasers as well as joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad customer base, which includes a significant number of companies engaged in joint operations with Harvest.  Harvest periodically assesses the financial strength of its crude oil and natural gas purchasers and will adjust its marketing plan to mitigate credit risks.  This assessment involves a review of external credit ratings; however, if external ratings are not available, Harvest requests a guarantee from the parent company that does have a credit rating.  If this is not possible, Harvest performs an internal credit review based on the purchaser’s past financial performance.  The credit risk associated with joint venture partners is mitigated by reviewing the credit history of partners and requiring some partners to provide cash prior to incurring significant capital costs on their behalf.  Additionally, most agreements have a provision enabling Harvest to use the proceeds from the sale of production that would otherwise be taken in kind by the partner to offset amounts owing from the partner that is in default.  Generally, the only instances of impairment are when a purchaser or partner is facing bankruptcy or extreme financial distress.

Risk Management Contract Counterparties
Harvest is exposed to credit risk from the counterparties to its risk management contracts.  This risk is managed by diversifying Harvest’s risk management portfolio among a number of counterparties limited to lenders in its syndicated credit facilities; Harvest has no history of losses with these counterparties.

Downstream Accounts Receivable
The supply and offtake agreement exposes Harvest to the credit risk of Vitol Refining S.A. (“Vitol”) as all feedstock purchases and the majority of product sales are made with Vitol.  Pursuant to the agreement, Vitol is required to maintain a minimum B+ credit rating as assessed by Standard and Poor’s Rating Services.  If the credit rating falls below this line, additional security is required to be supplied to Harvest.  This credit risk is also mitigated by the amounts owing to Vitol for feedstock purchases that are offset against amounts receivable from Vitol for product sales with the balance being net settled.  Harvest is in a net payable position with Vitol at September 30, 2010 accordingly the outstanding balance is included in current trade accounts payable in the liability liquidity table.

Harvest’s maximum exposure to credit risk relating to the above classes of financial assets at September 30, 2010 is the carrying value of accounts receivable. The table below provides an analysis of Harvest’s current financial assets and the age of its past due but not impaired financial assets by type of credit risk.

		Overdue AR
	Current AR	< 30 days	> 30 days, < 60 days	> 60 days, < 90 days	> 90 days
Upstream Accounts Receivable	$94,823	$1,165	$426	$115	$10,091	(1)
Downstream Accounts Receivable	62,945	3,659	399	150	350
Total	$157,768	$4,824	$825	$265	$10,441
(1) Includes a $3.7 million allowance for doubtful accounts.

(ii.)	Liquidity Risk

Harvest is exposed to liquidity risk due to the Company’s borrowings under its credit facilities, convertible debentures and 7 7/8% Senior Notes. This risk is mitigated by managing the maturity dates on the Company’s obligations, complying with covenants and managing the Company’s cash flow by entering into price risk management contracts.  Additionally, when Harvest enters into price risk management contracts it selects counterparties that are also lenders in its syndicated credit facility thereby using the security provided in the credit agreement eliminating the requirement for margin calls and the pledging of collateral.

The following table provides an analysis of Harvest’s financial liability maturities based on the remaining terms of its liabilities as at September 30, 2010 and includes the related interest charges:
	<1 year	>1 year <3 years	>4 years <5 years	>5 years	Total
Trade accounts payable and accrued liabilities	$215,045	$-	$-	$-	$215,045
Settlement of risk management contract	781	-	-	-	781
Bank loan and interest	2,299	18,243	294,600	-	315,142
Convertible debentures and interest	37,533	211,432	448,989	243,871	941,825
7 7/8% senior notes and interest	4,280	228,996	-	-	233,276
Pension contributions	1,800	8,448	8,789	4,527	23,564
Asset retirement obligations	16,630	22,554	26,858	1,196,943	1,262,985
Total	$278,368	$489,673	$779,236	$1,445,341	$2,992,618

(iii.)	Market Risks and Sensitivity Analysis

Harvest is exposed to three types of market risks: interest rate risk, currency exchange rate risk and commodity price risk.

Harvest has performed sensitivity analysis on the three types of market risks identified, assuming that the volatility of the risks over the next quarter will be similar to that experienced in the past year.  Harvest has determined that a reasonably possible price or rate variance over the next reporting period for a given risk variable can be estimated by calculating two standard deviations for each three month period in the last year for the relevant daily price/rate settings and using an average of the standard deviation as a reasonable estimate of the expected variance.  This variance is then applied to the relevant period end rate or price to determine a reasonable percentage increase and decrease in the risk variable which can then be applied to the outstanding risk exposure at period end.  Using six months of data, Harvest factors in the seasonality of the business and the price volatility therein.

Interest rate risk
Harvest is exposed to interest rate risk on its bank borrowings as interest rates are determined in relation to floating market rates plus an incremental charge based on the Company’s secured debt to EBITDA. Harvest’s convertible debentures and 7 7/8% senior notes have fixed interest rates and therefore do not have any additional interest rate risk.  Harvest manages its interest rate risk by targeting appropriate levels of debt relative to its expected cash flow from operations.

If the interest rate applicable to Harvest’s bank borrowings at September 30, 2010 increased or decreased by 55 basis points (0.55%) with all other variables held constant, after-tax net income for the nine months period would change by $1.2 million.

Currency exchange rate risk
Harvest is exposed to the risk of changes in the U.S. dollar exchange rate on its U.S. dollar denominated revenues as well as Canadian dollar revenues that are based on a U.S. dollar commodity price.  In addition, Harvest’s 7 7/8% senior notes are denominated in U.S. dollars (U.S.$209.6 million) and interest on these notes is payable semi-annually in U.S. dollars and accordingly the principal and any interest payable at the balance sheet date are also subject to currency exchange rate risk.  Harvest is also exposed to currency exchange rate risk on its net investment in its downstream operations which is a self sustaining subsidiary that uses a U.S. dollar functional currency.  Harvest manages these exchange rate risks by occasionally entering into fixed rate currency exchange contracts on future U.S. dollar payments and U.S. dollar sales receipts.

At September 30, 2010, if the U.S. dollar strengthened or weakened by 8% relative to the Canadian dollar, the impact on net income and other comprehensive income due to the translation of monetary financial instruments would be as follows:

Impact on Net Income
U.S. Dollar Exchange Rate - 8% increase	$(17,943)
U.S. Dollar Exchange Rate - 8% decrease	$17,943

Harvest’s downstream operations operates with a U.S. dollar functional currency which gives rise to currency exchange rate risk on the Company’s Canadian dollar denominated monetary assets and liabilities, such as Canadian dollar bank accounts and accounts receivable and payable, as follows:

Impact on Net Income
Canadian Dollar Exchange Rate - 8% increase	$(7,779)
Canadian Dollar Exchange Rate - 8% decrease	$7,779

Commodity Price Risk

Harvest uses price risk management contracts to manage a portion of its power costs.  These contracts are recorded on the balance sheet at their fair value as of the balance sheet date, with changes from the prior period’s fair value reported in net income for the period.  These fair values are generally determined as the difference between the stated fixed price of the contract and an expected future power price.  Variances in expected future prices expose Harvest to commodity price risk as changes will result in a gain or loss that Harvest will realize on settlement of these contracts.  This risk is mitigated by continuously monitoring the effectiveness of these contracts.  Harvest uses power hedge contracts as an effective method of reducing its cash power expense.

If the following changes in expected forward prices were applied to the fair value of risk management contracts in place at September 30, 2010, net income would be impacted as follows:

Impact on Net Income
Forward price of power – 70% increase	$8,891
Forward price of power - 46% decrease	$(5,868)

17.	Segment Information

Harvest operates in Canada and has two reportable operating segments, Upstream and Downstream.  Harvest’s upstream operations consist of development, production and subsequent sale of petroleum, natural gas and natural gas liquids, while its downstream operations include the purchase of crude oil, the refining of crude oil, the sale of the refined products including a network of retail operations and the supply of refined products to commercial and wholesale customers.
	Three Month Ended September 30, 2010			Nine Month Ended September 30, 2010
	Downstream	Upstream	Total	Downstream	Upstream	Total
Revenue(2)	$753,739	$231,694	$985,433	$1,914,056	$748,992	$2,663,048
Royalties	-	(33,698)	(33,698)	-	(116,655)	(116,655)
Less:
Purchased products for resale and processing	711,823	-	711,823	1,774,174	-	1,774,174
Operating	48,832	63,363	112,195	151,339	195,944	347,283
Transportation and marketing	1,507	2,485	3,992	4,822	6,760	11,582
General and administrative	441	9,720	10,161	1,323	33,863	35,186
Depletion, depreciation, amortization and accretion	21,914	112,311	134,225	62,538	333,914	396,452
	$(30,778)	$10,117	$(20,661)	$(80,140)	$61,856	$(18,284)

Realized (losses) gains on risk management contracts			(1,277)			(1,090)
Unrealized net (losses) gains on risk management contracts			(1,038)			1,271
Interest and other financing charges on short term debt, net			(308)			(1,801)
Interest and other financing charges on long term debt			(18,350)			(54,414)
Currency exchange gain (loss)			1,974			(6,645)
Large corporations tax recovery (expense) and other tax			-			218
Future income tax reduction			17,581			37,630
Net Income (loss)			$(22,079)			$(43,115)

Total Assets(3)	$1,235,264	$4,027,430	$5,262,694	$1,235,264	$4,027,430	$5,262,694

Capital Expenditures
Development and other activity	$21,501	$90,268	$111,769	$38,643	$256,111	$294,754
Business acquisitions		23,400	23,400		23,400	23,400
Property acquisitions (dispositions), net	-	123,107	123,107	-	153,342	153,342
Total expenditures	$21,501	$236,775	$258,276	$38,643	$432,853	$471,496

Property, plant and equipment
Cost	$1,127,172	$3,805,848	$4,933,020	$1,127,172	$3,805,848	$4,933,020
Accumulated depletion, depreciation, and amortization	(60,341)	(327,520)	(387,861)	(60,341)	(327,520)	(387,861)
Net book value	$1,066,831	$3,478,328	$4,545,159	$1,066,831	$3,478,328	$4,545,159

Goodwill
Beginning of period	$-	$404,943	$404,943	$-	$404,943	$404,943
Addition (reduction) to goodwill	-	-	-	-	-	-
Impairment of goodwill	-	-	-	-	-	-
End of period	$-	$404,943	$404,943	$-	$404,943	$404,943

(1)	Accounting policies for segments are the same as those described in Note 2 above.
(2)
Of the total downstream revenue, two customers represent sales of $496.9 million and $91.4 million for the three months ended September 30, 2010; and $1,323.8 million and $133.1 million for the nine months ended September 30, 2010.  No other single customer within either division represents greater than 10% of Harvest’s total revenue.

(3)	Total assets on a consolidated basis include $0.2 million relating to the fair value of risk management contracts and nil relating to future income tax.
45)	There is no intersegment activity.

18.	Commitments and Contingencies

From time to time, Harvest is involved in litigation or has claims brought against it in the normal course of business operations.  Management of Harvest is not currently aware of any claims or actions that would materially affect Harvest’s reported financial position or results from operations.  In the normal course of operations, management may also enter into certain types of contracts that require Harvest to indemnify parties against possible third party claims, particularly when these contracts relate to purchase and sale agreements.  The terms of such contracts vary and generally a maximum is not explicitly stated; as such the overall maximum amount of the obligations cannot be reasonably estimated.  Management does not believe payments, if any, related to such contracts would have a material effect on Harvest’s reported financial position or results from operations.

The following are the significant commitments and contingencies at September 30, 2010:

(a)
The downstream operations have a supply and offtake agreement with Vitol for a primary term to October 31, 2011 after which the agreement will revert to an evergreen arrangement.  This agreement continues to provide that the ownership of substantially all crude oil feedstock and refined product inventory at the refinery be retained by Vitol and that Vitol will be granted the right and obligation to provide crude oil feedstock for delivery to the refinery, as well as the right and obligation to purchase substantially all refined products produced by the refinery.  At September 30, 2010, the downstream operations had commitments totaling approximately $688.7 million in respect of future crude oil feedstock purchases and related transportation from Vitol.

(b)
North Atlantic Refinery Ltd. (“North Atlantic”), a wholly-owned subsidiary of Harvest, has an agreement with Newsul Enterprises Inc. (“Newsul”) whereby North Atlantic has committed to provide Newsul with its inventory and production of sulphur to 2018.

Newsul has named North Atlantic in a claim in the amount of US$2.7 million and has requested the services of an arbitration board to make a determination on the claim. The claim is for additional costs and lost revenues related to alleged contaminated sulphur delivered by North Atlantic. An accrual of $0.5 million has been established based on North Atlantic’s estimate of their liability, but since the eventual outcome of the arbitration hearing is undeterminable, there exists an exposure to loss in excess of the amount accrued.

(c)
The downstream operations have an environmental agreement with the Province of Newfoundland and Labrador, Canada, committing to programs that reduce the environmental impact of the refinery over time.  Initiatives include a schedule of activities to be undertaken with regard to improvements in areas such as emissions, waste water treatment, terrestrial effects, and other matters.  In accordance with the agreement, certain projects have been completed and others have been scheduled.  Costs relating to certain activities scheduled to be undertaken over the next two years are estimated to be approximately $1.6 million; costs cannot yet be estimated for the remaining projects.

(d)
North Atlantic has been named a defendant in The State of New Hampshire versus Amerada Hess Corp. et al, one of more than 100 methyl tertiary butyl ether ("MTBE") U.S. product liability litigation cases that have been consolidated for pre-trial purposes in this matter.  The plaintiffs seek relief for alleged contamination of ground water from the various defendants' use of the gasoline additive MTBE.  Although the plaintiffs have not made a particular monetary demand, they are asserting collective and joint liability against all defendants.  All consolidated lawsuits are at a preliminary stage and, accordingly, it is too early in the legal process to reach any conclusion regarding the ability of the State of New Hampshire to properly assert jurisdiction over the Company in the lawsuit or to reach any conclusions regarding the substance of the plaintiffs' claims.  Accordingly, the evaluation of the risk of liability to the Company is not determinable at this time and no amounts are accrued in the consolidated financial statements in respect of this matter.  The Company is indemnified by Vitol Group B.V. in respect of this contingent liability.

(e)	Suncor Energy, a former owner of the North Atlantic refinery in the downstream operations, holds certain contractual rights in relation to production at the refinery, namely:

i.	a right to share, subject to a maximum limit, in the profits of the sale of any refined product, refined at the refinery, sold in Canada, exclusive of the province of Newfoundland and Labrador;

ii.	a right of first refusal to any refinery and/or terminaling capacity in excess of the Company’s requirements;

iii.	a right to participate in any venture to produce petrochemicals at the refinery; and

iv.	the rights in paragraphs (i) and (ii) above continue to 2012, while the rights in paragraph (iii) continue until amended by the parties.

(f)
On January 7, 2010 the downstream operations experienced a fire at the refinery in the conversion section of the operating units.  As a result, the refinery was shut-down for assessment and repairs for approximately ten weeks.  Harvest will be submitting an insurance claim to the Company’s insurers relating to the business interruption loss. As Harvest is currently in the process of preparing and estimating the claim, no estimate of the net proceeds can be provided at this time.

(g)
In January 2009 Canada Revenue Agency issued a Notice of Reassessment to Harvest Energy Trust in respect of its 2002 through 2004 taxation years claiming past taxes, interest and penalties totaling $6.2 million.  The CRA has adjusted Harvest Energy Trust’s taxable income to include their net profits interest royalty income on an accrual basis whereas the tax returns had reported this revenue on a cash basis.  A Notice of Objection has been filed with CRA requesting the adjustments to an accrual basis be reversed.  The Harvest Energy Trust 2005 tax return has also been prepared on a cash basis for royalty income with no taxes payable and, if reassessed by CRA on a similar basis, there would have been approximately $40 million of taxes owing.  The Harvest Energy Trust 2006 tax return has been prepared on an accrual basis including incremental payments required to align the prior year’s cash basis of reporting with no taxes payable.  Management along with the Company’s legal advisors believe the CRA has not properly applied the provisions of the Income Tax Act (Canada) that entitle income from a royalty to be included in taxable income on a cash basis and that the dispute will be resolved with no taxes payable by Harvest Energy Trust The Trust has filed a Notice of Objection with the CRA and filed a Notice of Appeal with the Tax Court.  A trial date has been set for January 2011.

(h)
In August 2010 Harvest entered into two contracts in relation to the engineering, procurement and construction (EPC) of the production and processing facilities required for its BlackGold oil sands project. An engineering and procurement contract was signed with GS Engineering & Construction Corp. (“GSE”) a Korean firm, for certain engineering, procurement, fabrication and transportation services. A separate construction and commissioning contract was signed with GSE&C Construction Canada Ltd. (“GSC”), a Canadian incorporated subsidiary of GSE, in respect of work to be performed in Canada. The contracts are priced on a lump sum basis at a total cost of $311 million. Together, GSE and GSC will perform all works and services, including commissioning and start-up of the relevant facilities, in order to hand them over to Harvest on a turn-key basis.  GSC will provide operational support for a limited duration after hand-over. Completion of the facilities for the purpose of such hand-over is scheduled to take place in the fourth quarter of 2012. Harvest has paid a deposit of $31.1 million as of September 30, 2010. The remaining balance of the contract is included in the contractual obligation and commitment table below.

The following is a summary of Harvest’s contractual obligations and commitments as at June 30, 2010:
Payments Due by Period
	2010	2011	2012	2013	2014	Thereafter	Total
Debt repayments	23,810	215,643	106,796	622,150	60,050	236,579	1,265,028
Debt interest payments(1)	20,302	75,371	60,860	42,955	18,435	7,292	225,215
Capital commitments(2)	44,169	161,371	113,167	-	-	-	318,707
Operating leases(3)	2,148	7,415	7,048	6,294	6,131	1,446	30,482
Pension contributions(4)	1,800	4,182	4,266	4,351	4,438	4,527	23,564
Transportation agreements(6)	815	2,606	929	205	-	-	4,555
Feedstock commitments(7)	688,728	-	-	-	-	-	688,728
Contractual obligations	781,772	466,588	293,066	675,955	89,054	249,844	2,556,279

(1)	Interest determined on bank loan balance and rate effective at year end and by using the year end U.S. dollar exchange rate for the Senior Notes.
(2)	Relating to drilling contracts, AFE commitments, equipment rental contracts and environmental capital projects.
(3)	Relating to building and automobile leases.
(4)	Relating to expected contributions for employee benefit plans [see Note 15].
(5)	Relating to oil and natural gas pipeline transportation agreements.
(6)	Relating to crude oil feedstock purchases and related transportation costs [see Note 18(a) above].

19.	Subsequent Events

Between Oct 1, 2010 and November 5, 2010, an additional $320.8 million was committed to the purchase of feedstock inventory under the Supply and Offtake Agreement held with Vitol Refining S.A. [see table in Note 18].

On October 4, 2010, Harvest completed an offering of US$500 million principal amount of unsecured 6 7/8% senior notes due 2017 for net cash proceeds of US$484.6 million. On the same day, the conditions of the Offer To Purchase And Consent Solicitation Statement for the 7 7/8% senior notes were met; as a result, Harvest accepted the tender offer and redeemed US$178.3 million of the US$209.6 million principal amount outstanding for total consideration of US$179.0 million. In addition, Harvest issued a call notice to redeem all of the outstanding 7 7/8% senior notes under the terms of the amended indenture; the remaining US$31.3 million principal amount was redeemed on October 19, 2010 (see Note 10 for redemption details).

On October 25, 2010, an additional 3.87 million shares were issued to KNOC at $10.00 per share for total consideration of $38.7 million for further funding of BlackGold 2010 capital expenditures.

On October 4, 2010, Harvest issued 0.7 million shares to KNOC at $10.00 per share for total consideration of $7.1 million to provide funding for the initial set up and operation of the KNOC Global Technology and Research Centre that will be owned and operated by Harvest.